October 5, 2005

Mr. Robert Telewicz Staff Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE:  American Church Mortgage Company
Form 10-KSB for the year ended December 31, 2004
File No.  33-87570

Dear Mr. Telewicz:

Following up to our telephone conference on October 3, 2005 we have the following comments and information for you to consider.

As was stated in the conference call, our client treats their investments in debt securities as available-for-sale securities as defined in SFAS 115. The securities are not bought and held with the intention of selling them in the near term, nor is it management's intention to hold - to - maturity, but to sell them as required to meet their liquidity needs.

As stated in SFAS 115, (Current Text I80.403, and I80.860) the fair value of such investments is the amount they "...could be bought or sold for in a current transaction between willing parties..." In their situation, the willing party has been and is expected to be, a related party which has purchased them at their cost to the Company. As further discussed below, due to the call feature, any willing buyer would also purchase them at cost. Secondly, "If a quoted market price is not available, the estimate of fair value should be based on the best information available in the circumstances." Further, "The estimate of fair value should consider prices for similar assets..." Their history of buying and selling the bonds at par or cost is the best information available in the circumstances with similar assets. Since the inception of the Company the bonds have been bought at par and sold at par.

Valuation techniques have been applied by the Company to the portfolio for consideration; however by their unique nature, there is a very limited secondary market for such investments. Most importantly, as we discussed, the lack of marketability and limitations of the valuation of the bonds is further influenced by the callable feature of these bonds. It is very important to note that the bonds are callable at par anytime without penalty. Hence, "a willing buyer" in the marketplace would only pay par for an investment which could be called at anytime at face value. It is unfortunate that this call feature was not brought to your attention earlier, as it is a key part of the determination of fair value.

As you requested, we did review SFAC Statement #7. However, in view of the fact that the bonds are callable at their face value, application of a valuation methodology arriving at a different amount other than face value is inappropriate. Any computed differences in hypothetical versus stated interest rates on these bonds would be ignored in the marketplace due to the call feature.

Please consider this new information and the above discussion of facts in formulating a conclusion. Call us with any questions you may have.

Sincerely,

/s/ Steven J. Behrns
Steven J. Behrns

Cc:  American Church Mortgage Company